

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2020

Ian Cameron
Chief Financial Officer
METHANEX CORP
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia
Canada V6C 3M1

> **Re: METHANEX CORP**
> **Form 40-F for Fiscal Year Ended December 31, 2018**
> **Filed March 12, 2019**
> **File No. 000-20115**

Dear Mr. Cameron:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kevin Price